Exhibit 99.1

Davis Commodities Limited Secures S$10 Million Banking Facility to Fuel Strategic Growth

SINGAPORE – Dec 23, 2024 — Singapore-based Davis Commodities Limited (NASDAQ: DTCK) (the "Company" or "Davis Commodities"), has recently finalized a significant financial agreement, entering into a S$10,000,000 banking facility to fortify its operational capacities and propel strategic expansion efforts. This substantial facility stands as a part of foundation in supporting the Company's strategic expansion endeavors. With a well-structured financial framework in place, Davis Commodities is poised to leverage these allocated funds effectively, driving growth, and enhancing operational efficiency in the competitive landscape of commodity trading and financing.

To achieve greater profitability through our current resources and the bank facility requires a carefully crafted strategy customized to a company's unique operations, industry landscape, and risk appetite. Davis Commodities have set several strategic directions to stimulate growth and enhance financial outcomes.

Working Capital Optimization

One key avenue for optimizing the bank facility is through working capital management. By strategically allocating funds towards inventory purchases of high-margin, Davis Commodities can unlock significant value:

•	Negotiating bulk discounts with suppliers for large volume deals.
•	Enhancing cash flow by swiftly turning over inventories, thereby boosting revenue.

Expand Trade Credit

Extending trade credit to reliable customers and offering financing terms for larger orders can significantly boost sales volume and margins:

•	Providing short-term credit to customers.
•	Charging a small financing fee to enhance profitability.

Invest in Supply Chain Efficiencies

Investing in supply chain improvements is crucial for cost reduction and enhanced operational efficiency:

•	Allocating funds to streamline logistics operations and reduce delivery costs.
•	Establishing partnerships with shipping companies to secure lower rates and improve profit margins.

Hedging & Arbitrage Opportunities

Another strategy involves capitalizing on price differentials in various markets through hedging and arbitrage:

•	Using funds to hedge against price fluctuations using futures contracts or options.
•	Exploiting price differentials by purchasing commodities in markets with lower prices and selling in regions with higher demand.

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Leverage Financing for Higher ROI Projects

Identifying high-yield investment opportunities and utilizing debt responsibly to fund growth initiatives can drive substantial returns:

•	Investing in projects with good potential returns.
•	Ensuring that financing costs are covered by profit margins. margins.

By effectively hedging positions and leveraging market disparities, Davis Commodities can secure profit margins and optimize returns on investments.

Secure Strategic Partnerships

By utilizing the bank facility as collateral and engaging in strategic partnerships, Davis Commodities can enhance its market position and product offerings through the following strategies:

•	Establishing joint ventures with suppliers or buyers.
•	Co-investing in commodity processing to improve margins and product value.

By implementing these strategic initiatives effectively, Davis Commodities can leverage its current resources and the bank facility to generate consistent profits, scale operations sustainably, and fortify its competitive edge in the dynamic commodity trading landscape.

About Davis Commodities Limited (NASDAQ: DTCK)

Davis Commodities Limited is a Singapore-based investment holding company with an extensive footprint in the global agricultural commodities market. The company specializes in the trading and distribution of staples such as sugar, rice, and edible oils, with a strong presence across Asia, Africa, and the Middle East. As a Nasdaq-listed entity, Davis Commodities is committed to delivering value through diversification, innovation, and sustainable business practices.

#NasdaqDTCK # BankingFacility #AgriculturalCommodities

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